ONE Copley Parkway, Suite 490, Morrisville, NC 27560 p: 919.855.2100 f: 919.855.2133 www.tenaxthera.com

May 21, 2018

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:       Jonathan Burr
Division of Corporation Finance

Re:         Tenax Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 15, 2018
File No. 333-224951
Request for Acceleration

Dear Mr. Burr:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tenax Therapeutics, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-224951), so that it may be declared effective at 4:30 p.m., Eastern Time on Wednesday, May 23, 2018, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 855-2123. Thank you in advance for your assistance.

Sincerely,

/s/ Michael B. Jebsen
Michael B. Jebsen
Interim Chief Executive Officer, President and Chief Financial Officer

cc:
Margaret N. Rosenfeld
Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.